UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

**Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934**

Date of Report (Date of earliest event reported): April 23, 2019

FEDERAL HOME LOAN BANK OF CHICAGO
(Exact name of registrant as specified in its charter)

Federally chartered corporation	**000-51401**	**36-6001019**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

200 East Randolph Drive Chicago, Illinois		**60601**
(Address of principal executive offices)		(Zip Code)

**Registrant's telephone number, including area code:
(312) 565-5700**

**Former name or former address, if changed since last report:
Not Applicable**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 2.02 Results of Operations and Financial Condition.

On April 23, 2019, the Federal Home Loan Bank of Chicago (the "Bank") sent a letter to its members to report selected preliminary unaudited financial results for the quarter ended March 31, 2019 and the declaration of dividend. The full text of the member letter is furnished as Exhibit 99.1 to this Current Report on Form 8-K (this "Report").

The information being furnished pursuant to Items 2.02 and 9.01 on this Report shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to the liability of that section, and shall not be incorporated by reference into any registration statement or other document filed under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

This Report contains forward-looking statements which are based upon the Bank's current expectations and speak only as of the date hereof. These statements may use forward-looking terms, such as "anticipates," "believes," "expects," "could," "plans," "estimates," "may," "should," "will," or their negatives or other variations on these terms. The Bank cautions that, by their nature, forward-looking statements involve risk or uncertainty, that actual results could differ materially from those expressed or implied in these forward-looking statements, and that actual events could affect the extent to which a particular objective, projection, estimate, or prediction is realized. These forward-looking statements involve risks and uncertainties including, but not limited to, instability in the credit and debt markets, economic conditions (including effects on, among other things, mortgage-backed securities), changes in mortgage interest rates and prepayment speeds on mortgage assets, the Bank's ability to execute its business model and to pay future dividends (including enhanced dividends on activity stock), the Bank's ability to meet required conditions to repurchase or redeem excess capital stock from its members, including maintaining compliance with its minimum regulatory capital requirements and determining its financial condition is sound enough to support such repurchases and redemptions, the Bank's ability to continue to offer the Reduced Capitalization Advance Program, the Bank's ability to implement product enhancements and new products, the impacts of regulatory changes to Federal Home Loan Bank membership requirements and liquidity requirements by the Federal Housing Finance Agency, the loss of members through mergers and consolidations, the Bank's ability to protect the security of its information systems and manage any failures, interruptions, or breaches, and the risk factors set forth in the Bank's periodic filings with the Securities and Exchange Commission, which are available on the Bank's website at fhlbc.com. The Bank assumes no obligation to update any forward-looking statements made in this Report. The financial results discussed in this Report are preliminary and unaudited.

Item 9.01 Financial Statements and Exhibits

(d) *Exhibits.* The following exhibit is being furnished herewith:

Exhibit No.	Description
99.1	Member Letter dated April 23, 2019

Signature(s)

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Federal Home Loan Bank of Chicago

Date: April 23, 2019   By: /s/ Roger D. Lundstrom
_____
Roger D. Lundstrom
Executive Vice President and Chief Financial Officer

FHLB Chicago | Federal Home Loan Bank of Chicago

Exhibit 99.1

April 23, 2019

To Our Members:

We are pleased to announce that the Board of Directors of the Federal Home Loan Bank of Chicago approved maintaining the dividend declared in the fourth quarter of 2018 on the Class B1 activity stock and increasing the dividend declared on the Class B2 membership stock. Based on our preliminary financial results for the first quarter of 2019, the Board of Directors declared a dividend of 5.00% (annualized) for Class B1 activity stock and a dividend of 2.25% (annualized) for Class B2 membership stock (an increase of 25 basis points from the previous quarter).

The Bank pays a higher dividend per share on activity stock to reward members who use the Bank's advances and, thereby, support the entire cooperative. The higher dividend received on Class B1 activity stock has the effect of lowering your borrowing costs.

We expect to report net income of $77 million for the first quarter of 2019 when we file our Form 10-Q with the Securities and Exchange Commission next month. Our preliminary and unaudited financial results are included here and details on the dividend payments and our first quarter 2019 financial highlights are provided at the end of this letter.

Your Funding Needs: Competitively Priced Products Designed to Deliver Advantages to You
Our products and programs are designed to provide you competitively priced funding, a reasonable return on your investment, and support for your community investment activities. At the end of the first quarter of 2019, advances outstanding totaled $50.8 billion, letters of credit totaled $23.4 billion, and Mortgage Partnership Finance® (MPF®) Program loans outstanding on balance sheet totaled $7.6 billion. During the first quarter of 2019, the Downpayment Plus® (DPP®) Programs opened and applications for the Community Small Business Advance became available. In the second quarter of 2019, applications for the Community First® Capacity-Building Grant Program became available and on Monday, May 6, the 2019 competitive Affordable Housing Program (AHP) round opens.

Your Collateral Value: Expanding This Year
Ensuring that we are taking the right steps to optimize your collateral value is integral to maximizing your borrowing capacity with the Bank. Over the past few years, we have expanded collateral classes that can be pledged, increased collateral margins in a safe and sound manner, and taken steps to make the pledging process easier for members. Later this year, we are implementing additional enhancements intended to further optimize your collateral value. In particular, we will start providing value to collateral that was previously considered ineligible. We encourage you to attend our Collateral Expansion Webinar on Tuesday, May 14, to learn more about these upcoming changes.

Your Cooperative: Your Home Loan Bank
It was terrific to see so many of you at our member meetings this spring. The meetings were the highest attended in recent years and we thank you for joining us in Illinois and Wisconsin. It is an honor to serve you and to provide educational events that further enrich your membership. As noted in the meetings, we recognize that important changes are taking place in the increasingly diverse communities you serve and in your evolving workplaces. To support the changing business landscape, we are committed to transforming your member owned, member focused cooperative in an operationally excellent manner by maximizing your borrowing capacity, enhancing your member experience, and advancing the solutions we provide.

Save the Date: 2019 FHLBank Chicago Management Conference on August 1-2
Our annual management conference takes place on Thursday, August 1, and Friday, August 2. This year's conference, "Decisions for Today. Direction for Tomorrow.," features an exceptional lineup of speakers, including keynote speaker, George W. Bush. Please save the date for this premiere event and look for an invitation in May.

- **George W. Bush,** 43rd President of the United States and Founder of the George W. Bush Presidential Center
- **Alison Levine**, Team Captain of the First American Women's Everest Expedition and Author of the *New York Times* Best-Seller *On the Edge: The Art of High-Impact Leadership*
- **Josh Linkner**, Tech Entrepreneur, Hyper-Growth Leader, and Best-Selling Author
- **Kevin Warsh**, Member of the Board of Governors, Federal Reserve System (2006-2011), Executive Secretary of the National Economic Council (2002-2006), Member, Group of Thirty (G30)

As always, thank you for your membership in the Federal Home Loan Bank of Chicago.

Best regards,

Matt Feldman
President and CEO

First Quarter 2019 Dividend

On April 23, 2019, the Board of Directors of the Federal Home Loan Bank of Chicago approved maintaining the dividend declared in the fourth quarter of 2018 on the Class B1 activity stock and increasing the dividend declared on the Class B2 membership stock. Based on our preliminary financial results for the first quarter of 2019, the Board of Directors declared a dividend of 5.00% (annualized) for Class B1 activity stock and a dividend of 2.25% (annualized) for Class B2 membership stock (an increase of 25 basis points from the previous quarter).

The actual effective combined dividend rate on the total stock held by each member depends on each member's level of activity with the Bank during the first quarter of 2019 and the relative number of shares of activity and membership capital stock held by each member. The dividend will be paid by crediting your account on May 15, 2019.

First Quarter 2019 Financial Highlights

For more details, please refer to the Condensed Statements of Income and Statements of Condition here. The financial results discussed are preliminary and unaudited. We expect to file our first quarter 2019 Form 10-Q with the Securities and Exchange Commission (SEC) next month. You can access it on our website, fhlbc.com, or through the SEC's reporting website.

- Advances outstanding decreased $1.8 billion to $50.8 billion at March 31, 2019, down from $52.6 billion at December 31, 2018.
- MPF Loans held in portfolio increased to $7.6 billion at March 31, 2019, up from $7.1 billion at December 31, 2018, due to increased utilization by Participating Financial Institutions (PFIs) and the addition of new PFIs to the MPF Program.
- Total investment securities remained at $21.3 billion at March 31, 2019, as purchases since December 31, 2018 were offset by paydowns and maturities.
- Total assets increased to $94.1 billion as of March 31, 2019, compared to $92.9 billion as of December 31, 2018.
- We recorded net income of $77 million in the first quarter of 2019, up from $74 million in the first quarter of 2018.
- Net interest income for the first quarter of 2019 was $118 million, down from $124 million for the first quarter of 2018, primarily due to our adoption of derivative and hedging accounting guidance in 2019 that requires hedge ineffectiveness to be recorded in net interest income prospectively.
- In the first quarter of 2019, noninterest income was $18 million due primarily to the recognition of gains from investment securities held for liquidity purposes and from other instruments held under the fair value option. This was partially offset by an increase in noninterest expenses of $8 million.
- We remained in compliance with all of our regulatory capital requirements as of March 31, 2019.
- Letters of credit commitments decreased to $23.4 billion at March 31, 2019, down from $24.3 billion at December 31, 2018.

This publication contains forward-looking statements which are based upon our current expectations and speak only as of the date hereof. These statements may use forward-looking terms, such as “anticipates,” “believes,” “expects,” “could,” “plans,” “estimates,” “may,” “should,” “will,” or their negatives or other variations on these terms. We caution that, by their nature, forward-looking statements involve risk or uncertainty, that actual results could differ materially from those expressed or implied in these forward-looking statements, and that actual events could affect the extent to which a particular objective, projection, estimate, or prediction is realized. These forward-looking statements involve risks and uncertainties including, but not limited to, instability in the credit and debt markets, economic conditions (including effects on, among other things, mortgage-backed securities), changes in mortgage interest rates and prepayment speeds on mortgage assets, our

ability to execute our business model and to pay future dividends (including enhanced dividends on activity stock), our ability to meet required conditions to repurchase or redeem excess capital stock from our members, including maintaining compliance with our minimum regulatory capital requirements and determining our financial condition is sound enough to support such repurchases and redemptions, our ability to continue to offer the Reduced Capitalization Advance Program, our ability to implement product enhancements and new products, the impacts of regulatory changes to Federal Home Loan Bank membership requirements and liquidity requirements by the Federal Housing Finance Agency, the loss of members through mergers and consolidations, our ability to protect the security of our information systems and manage any failures, interruptions, or breaches, and the risk factors set forth in our periodic filings with the Securities and Exchange Commission, which are available on our website at fhlbc.com. We assume no obligation to update any forward-looking statements made in this publication. The financial results discussed in this publication are preliminary and unaudited. “Community First,” “Downpayment Plus,” “DPP,” “Mortgage Partnership Finance,” and “MPF” are registered trademarks of the Federal Home Loan Bank of Chicago.

FHLB Chicago | Federal Home Loan Bank of Chicago

Condensed Statements of Condition

(Dollars in millions)

(Preliminary and Unaudited)

	March 31, 2019		December 31, 2018		Change
Cash and due from banks, interest bearing deposits, Federal Funds sold, and securities purchased under agreement to resell	$	14,070	$	11,407	23 %
Investment securities		21,349		21,305	— %
Advances		50,776		52,628	(4)%
MPF Loans held in portfolio, net of allowance for credit losses		7,578		7,103	7 %
Other		349		414	(16)%
Assets	$	94,122	$	92,857	1 %
Consolidated obligation discount notes	$	39,639	$	43,166	(8)%
Consolidated obligation bonds		47,047		42,250	11 %
Other		2,107		2,152	(2)%
Liabilities		88,793		87,568	1 %
Capital stock		1,660		1,698	(2)%
Retained earnings		3,608		3,536	2 %
Accumulated other comprehensive income (loss)		61		55	11 %
Capital		5,329		5,289	1 %
Total liabilities and capital	$	94,122	$	92,857	1 %
Member standby letters of credit - off balance sheet	$	23,410	$	24,306	(4)%

Condensed Statements of Income

(Dollars in millions)

(Preliminary and Unaudited)

	For the three months ended March 31,				
	2019		2018		Change
Interest income	$	686	$	480	43 %
Interest expense		(568)		(356)	60 %
Net interest income		118		124	(5)%
Noninterest income		18		—	— %
Noninterest expense		(50)		(42)	19 %
Income before assessments		86		82	5 %
Affordable Housing Program assessment		(9)		(8)	13 %
Net income	$	77	$	74	4 %
Average interest bearing assets	$	94,207	$	89,662	5 %
Net interest income yield on average interest earning assets		0.50%		0.55%	(0.05)%

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